Exhibit 99.10

DEGOLYER AND MACNAUGHTON

5001 SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

February 17, 2011

Encana Corporation

1800, 855-2nd Street SW

Calgary, Alberta T2P 2S5

We hereby consent to the use of the name DeGolyer and MacNaughton and reference to our name and our “Appraisal Report as of December 31, 2010 on Certain Properties owned by Encana Oil and Gas USA Inc. SEC Case” (our Report) evaluating a portion of Encana Corporation’s petroleum and natural gas reserves as of December 31, 2010, and the information contained in our Report, as described or incorporated by reference in: (i) Encana Corporation’s Annual Report on Form 40-F, (ii) Encana Corporation’s Registration Statement on Form F-3 (File No. 333-150453), (iii) Encana Corporation’s Registration Statements on Form S-8 (File Nos. 333-124218, 333-85598 and 333-140856); and (iv) Encana Corporation’s Registration Statement on Form F-9 (File No. 333-165626), filed with the United States Securities and Exchange Commission.

Very truly yours

/s/ DeGolyer and MacNaughton

DeGolyer and MacNaughton
Texas Registered Engineering Firm F-716